FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer GRANDVIEW GOLD INC. (formerly Consolidated Grandview Inc.) (the “Issuer”) Suite 400-56 Temperance Street Toronto, ON M5H 3V5, CANADA

Item 2.	Date of Material Change August 29, 2005

Item 3.	News Release The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.

Summary of Material Change

GRANDVIEW GOLD INC (CNQ: GVGI) has appointed Michael A. Dehn, former Senior Geologist for Goldcorp Inc., Vice President of Corporate Development.

The Company has granted, subject to regulatory approval, a total of 150,000 incentive stock options for the purchase of up to 150,000 common shares of Grandview Gold at a price of $1.25 per share to Mr. Dehn, expiring August 25, 2010.

Item 5.	Full Description of Material Change See News Release dated August 29, 2005 – attached.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 N/A

Item 7.	Omitted Information N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 30th day of August 2005.

Grandview Gold Inc. "Raymond Pecoskie" Raymond Pecoskie, Chief Executive Officer